SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

MELLON OPTIMA L/S STRATEGY FUND, LLC

(Name of Issuer)

MELLON OPTIMA L/S STRATEGY FUND, LLC

(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Peter M. Sullivan, Esq.

BNY Mellon Financial Center

One Boston Place, 024-0081

Boston, Massachusetts 02108

Telephone: (617) 722-7716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Kenneth S. Gerstein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2533

March 25, 2019

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$75,000,000.00 (a)	$9,090 (b)

(a)	Calculated as the aggregate maximum repurchase price for Units.
(b)	Calculated at $121.20 per million of Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,090.00	Filing Party: MELLON OPTIMA L/S STRATEGY FUND, LLC
Form or Registration No.: SC TO-I, Registration No. 005-81011	Date Filed: March 25, 2019, amended April 12, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 25, 2019 and amended on April 12, 2019 by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $75,000,000 of units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 2 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The expiration date of the Offer is extended until 12:00 midnight, Eastern Time, on Friday, May 10, 2019, in accordance with Rule 13e-4(f)(1)(ii).

The information contained in the Supplement #2 to Notice of Offer to Purchase, dated April 26, 2019, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MELLON OPTIMA L/S STRATEGY FUND, LLC

By:	/s/ TED A. BERENBLUM
Name: Ted A. Berenblum
Title: President

April 26, 2019

Appendix A

MELLON OPTIMA L/S STRATEGY FUND, LLC

One Boston Place, 024-0081

Boston, Massachusetts 02108

SUPPLEMENT #2 TO NOTICE OF OFFER TO PURCHASE,

DATED APRIL 26, 2019

To the Members of Mellon Optima L/S Strategy Fund, LLC:

This Supplement #2 relates to the Notice of Offer to Purchase originally mailed to you on March 25, 2019 and supplemented on April 12, 2019 (“Supplement #1”) in connection with the offer (the “Offer”) by Mellon Optima L/S Strategy Fund, LLC (the “Fund”) to repurchase units of limited liability company interests in the Fund (“Units”) on the terms and subject to the conditions set forth in the Notice of Offer to Purchase, the related Letter of Transmittal and Supplement #1.

On April 25, 2019, Optima Fund Management LLC (“Optima”), which serves as the Fund’s sub-investment adviser, announced that it has entered into an agreement to be acquired by FWM Holdings, LLC, the parent of Forbes Family Trust (“FFT”). The Fund’s investment adviser, Mellon Hedge Advisors, LLC (“MHA”), has been advised by Optima that this transaction is not expected to result in any material change in the nature, scope or quality of services provided to MHA and the Fund by Optima or in any change in key personnel providing those services. FFT is a multi-family office that specializes in alternative investments, asset allocation, portfolio construction and financial planning, and currently has over $5 billion of client assets under management.

The Bank of New York Mellon Corporation, the ultimate parent of MHA, has an indirect ownership in Optima due to its ownership of a minority interest in Optima’s parent company. In effect, the transaction will, if consummated, result in the sale of this indirect ownership interest.

The closing of the Optima transaction, which is subject to various conditions, is expected to occur during the third quarter of 2019. Because the transaction will, if consummated, result in a change of control of Optima, the transaction may be deemed to constitute an assignment of the agreement pursuant to which Optima serves as sub-investment adviser of the Fund (the “Sub-Advisory Agreement”), which would cause the automatic termination of the Sub-Advisory Agreement in accordance with its terms as required by the Investment Company Act of 1940 (the “1940 Act”).

In light of this development relating to Optima, the Board of Directors of the Fund (the “Board”) expects in the near future to consider whether to approve a new sub-investment advisory agreement with Optima pursuant to which Optima would continue to serve as sub-investment adviser of the Fund following consummation of the transaction. The new agreement would be subject to approval by the Board (including the separate vote of a majority of the Directors who are not “interested persons,” as defined by the 1940 Act, of the Fund) and to approval by members of the Fund (“Members”). Prior to the Board’s consideration of the new agreement, MHA will be conducting a careful review of the potential implications of the transaction on Optima and the services it provides to MHA and the Fund, and MHA will provide the Board its recommendation as to whether the Board should approve the new agreement or take other action.

In view of Optima’s announcement, the Fund is extending the expiration date of the Offer until 12:00 midnight, Eastern Time, on Friday, May 10, 2019. All of the other terms of the Offer remain unchanged.

In addition, consistent with disclosures contained in the Fund’s Confidential Memorandum dated August 2018 and in the Offer, MHA expects that it will continue to recommend to the Board that the Fund offer to repurchase Units from Member twice each year, including an offer providing Members the opportunity to tender Units for purchase by the Fund at a price based on the value of Units determined as of December 31, 2019.

All tenders of Units must be received by MHA, either by mail or by email (if by email, please deliver an original, executed copy promptly thereafter) in good order by Friday, May 10, 2019 (prior to the expiration time) in accordance with the instructions provided in the Offer.

If you have any questions, please refer to the Notice of Offer to Purchase, which you previously received and which contains additional important information about the Offer, or call Anthony J. Mastrocola at MHA at (877) 257-0004.

Sincerely,

Mellon Optima L/S Strategy Fund, LLC